[LETTERHEAD OF COMMUNITY BANKERS TRUST CORPORATION]

December 20, 2010

BY EDGAR TRANSMISSION

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Community Bankers Trust Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-K/A for Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended September 30, 2010

File No. 001-32590

Dear Ms. Ebbertt:

We have received the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in its comment letter to Community Bankers Trust Corporation (the “Company”), dated December 2, 2010 (the “Comment Letter”). As we discussed last week, the Company will provide its responses to the Comment Letter by December 29, 2010.

Please contact me at (804) 417-7373 or joakey@essexbank.com if you have any questions or need additional information.

Sincerely yours,

/s/ John M. Oakey, III

John M. Oakey, III
General Counsel and Secretary